                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 1)
       ----------------------------------------------------

                    ENTERPRISE SOFTWARE, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                            45337P10
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         January 12, 1999
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

          This Statement aments the Schedule 13D, dated August 19, 1998 (the "Schedule 13D"), filed by Robert Lautz and the other Filing Persons named therein relating to the Common Stock, $.001 par value (the "Common Stock"), of Enterprise Software, Inc. (formerly Indenet, Inc.), a Delaware corporation (the "Company"). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended such that all references to Robert B. Derham are deleted. Mr. Derham is no longer a member of this filing group.

          Schedule A is hereby amended such that all references to Robert B. Derham are deleted.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended such that all references to Robert B. Derham are deleted. Mr. Derham is no longer a member of this filing group.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended such that all references to Robert B. Derham are deleted. Mr. Derham is no longer a member of this filing group.

          Schedule C is hereby amended such that all references to Robert B. Derham are deleted.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

       Item 7 is hereby amended to add the following:

          2.   Agreement of Joint Filing pursuant to Rule
               13d-1(f) promulgated under the Securities Exchange
               Act of 1934, as amended.

                            Page 2

                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 1999

                                ROBERT LAUTZ

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                GRAEME JENNER

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                PETER RHODES-DIMMER

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                JUDITH K. THOME

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                STEVEN MICHAEL ROSS

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact


                                WILLIAM D. KILLION

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                WILLIAM KUNKEL

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                ROBERT B. DERHAM

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                CARY S. FITCHEY

                                /s/ Cary S. Fitchey
                                -------------------




















                            Page 3

                         EXHIBIT INDEX
                         -------------

Exhibit No.             Description
-----------             -----------

     2                  Agreement of Joint Filing pursuant to
                        Rule 13d-1(f) promulgated under the
                        Securities Exchange Act of 1934, as
                        amended.


































                            Page 4

                                                        Exhibit 2
                                                        ---------

                   JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with respect to the common stock of Enterprise Software, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. The parties hereto specifically acknowledge that Robert B. Derham is a party hereto solely for purposes of Amendment No. 1 to the Statement and is no longer a member of a group for the purpose of any other joint filing of a Statement on Schedule 13D or any amendments
thereto.   In evidence thereof the undersigned, being duly
authorized, hereby execute this Agreement this 15th day of January, 1999.

                                ROBERT LAUTZ

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                GRAEME JENNER

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                PETER RHODES-DIMMER

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                JUDITH K. THOME

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                STEVEN MICHAEL ROSS

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                WILLIAM D. KILLION

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact



























                            Page 5

                                WILLIAM KUNKEL

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                ROBERT B. DERHAM

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                CARY S. FITCHEY

                                /s/ Cary S. Fitchey
                                -------------------

























                            Page 6